Exhibit 99.2

GE Capital Aviation Services

(A carve-out business of General Electric Company)

Unaudited Condensed Combined Carve-out Financial Statements

As of June 30, 2021 and December 31, 2020 (audited)

And for the three and six months ended June 30, 2021 and 2020

(With Review Report of Independent Auditor Thereon)

INDEX TO CONDENSED COMBINED CARVE-OUT

FINANCIAL STATEMENTS (UNAUDITED)

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-1

Independent Auditors’ Review Report

The GE Capital Global Holdings, LLC Board of Managers:

Report on the Financial Statements

We have reviewed the accompanying combined statement of financial position of GE Capital Aviation Services (the Company) (a carve-out business of General Electric Company) as of June 30, 2021, the related combined statements of earnings, comprehensive income, changes in equity for the three-month and six-month periods ended June 30, 2021 and 2020, and the related combined statement of cash flows for the six-month periods ended June 30, 2021 and 2020.

Management’s Responsibility

The Company’s management is responsible for the preparation and fair presentation of the interim financial information in accordance with U.S. generally accepted accounting principles; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with U.S. generally accepted accounting principles.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New York, New York

July 22, 2021

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-2

FINANCIAL STATEMENTS

CONDENSED COMBINED STATEMENTS OF EARNINGS (UNAUDITED)

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Revenues
Operating lease revenue, net	$757,351	$777,862	$1,468,115	$1,616,200
Finance lease and interest revenue, net	46,430	48,847	110,620	112,317
Gain on disposal of equipment leased to others, net	10,812	62,319	40,484	149,094
Operating lease revenue from GE (Note 4)	30,559	38,229	63,031	89,539
Other revenue	17,303	2,095	35,682	7,253

Total revenues	$862,455	$929,353	$1,717,931	$1,974,403

Costs and expenses
Depreciation on equipment leased to others (Note 17)	$461,439	$511,610	$929,303	$996,539
Impairments on equipment leased to others (Note 7)	45,747	318,501	66,750	363,050
Impairment on goodwill	—	155,771	—	155,771
Interest expense, net	195,220	230,598	408,495	463,572
Operating lease expense	41,891	33,159	74,114	72,009
Provision for financing receivables	(1,866)	26,159	(6,520)	36,081
Selling, general and administrative expense	48,529	45,066	99,028	95,292
Other expense	22,713	20,116	48,486	56,812

Total costs and expenses	$813,673	$1,340,981	$1,619,656	$2,239,126

Earnings from continuing operations before income taxes and share of earnings from associated companies	$48,782	$(411,628)	$98,275	$(264,723)
Provision for income taxes (Note 14)	(16,446)	(52,586)	(27,855)	(21,167)
Share of earnings from associated companies, net of taxes (Note 9)	11,656	(1,707)	19,351	19,323

Net earnings (loss) from continuing operations	$43,992	$(465,920)	$89,771	$(266,566)
Earnings from discontinued operations, net of taxes (Note 3)	—	44,247	—	43,190

Net earnings (loss)	$43,992	$(421,674)	$89,771	$(223,376)

Amounts may not add due to rounding.

See Notes to the Condensed Combined Carve-out Financial Statements.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-3

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Net earnings (loss)	$43,992	$(421,674)	$89,771	$(223,376)

Other comprehensive income (loss)
Foreign currency translation adjustments, net of tax	$1,930	$1,888	$(2,357)	$1,365
Benefit plans, net of tax	597	637	1,010	1,284
Net change in fair value of derivatives, net of tax	555	(5,469)	(2,150)	1,525

Other comprehensive income (loss), net of taxes	$3,081	$(2,944)	$(3,498)	$4,174

Comprehensive income (loss), net of taxes	$47,073	$(424,618)	$86,273	$(219,202)

Amounts may not add due to rounding.

See Notes to the Condensed Combined Carve-out Financial Statements.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-4

CONDENSED COMBINED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

Three Months Ended June 30 (In thousands)	Net parent investment	Accumulated other comprehensive income (loss)	Total equity
Balances as of April 1, 2021	$32,659,777	$(82,603)	$32,577,174

Net earnings (loss)	43,992	—	43,992
Foreign currency translation adjustments	—	1,930	1,930
Benefit plans	—	597	597
Net change in fair value of derivatives	—	555	555
Net transfers from Parent	62,689	—	62,689

Balances as of June 30, 2021	$32,766,458	$(79,522)	$32,686,936

Three Months Ended June 30 (In thousands)	Net parent investment	Accumulated other comprehensive income (loss)	Total equity
Balances as of April 1, 2020	$33,210,172	$(81,700)	$33,128,472
Net earnings (loss)	(421,674)	—	(421,674)
Foreign currency translation adjustments	—	1,888	1,888
Benefit plans	—	637	637
Net change in fair value of derivatives	—	(5,469)	(5,469)
Net transfers from Parent	703,650	—	703,650

Balances as of June 30, 2020	$33,492,148	$(84,644)	$33,407,505

Six Months Ended June 30 (In thousands)	Net parent investment	Accumulated other comprehensive income (loss)	Total equity
Balances as of January 1, 2021	$33,508,540	$(76,024)	$33,432,516

Net earnings (loss)	89,771	—	89,771
Foreign currency translation adjustments	—	(2,357)	(2,357)
Benefit plans	—	1,010	1,010
Net change in fair value of derivatives	—	(2,150)	(2,150)
Net transfers to Parent	(831,853)	—	(831,853)

Balances as of June 30, 2021	$32,766,458	$(79,522)	$32,686,936

Six Months Ended June 30 (In thousands)	Net parent investment	Accumulated other comprehensive income (loss)	Total equity
Balances as of January 1, 2020	$33,813,850	$(88,818)	$33,725,032
Net earnings (loss)	(223,376)	—	(223,376)
Foreign currency translation adjustments	—	1,365	1,365
Benefit plans	—	1,284	1,284
Net change in fair value of derivatives	—	1,525	1,525
Net transfers to Parent	(98,326)	—	(98,326)

Balances as of June 30, 2020	$33,492,148	$(84,644)	$33,407,505

Amounts may not add due to rounding.

See Notes to the Condensed Combined Carve-out Financial Statements.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-5

CONDENSED COMBINED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As of (In thousands)	June 30, 2021	December 31, 2020
		(Audited)
Assets
Cash and cash equivalents	$27,905	$96,156
Restricted cash	3,135	3,220
Financing receivables, net of allowance for credit losses (Note 5)	2,100,949	2,709,807
Operating lease receivables, net	1,090,795	1,088,155
Equipment leased to others, net (Note 7)	28,775,335	29,194,772
Assets held for sale (Note 7)	641,558	374,233
Pre-delivery payments on flight equipment (Note 16)	2,632,906	2,871,144
Intangible assets, net (Note 8)	90,339	103,573
Associated companies (Note 9)	645,818	624,008
Other assets and receivables, net (Note 6)	1,196,514	1,055,365
Operating lease right-of-use assets	116,400	130,125

Total assets	$37,321,655	$38,250,559

Liabilities and equity
Short-term borrowings, net of debt issuance costs (Note 10)	$24,726	$65,366
Deferred income	157,473	187,692
Current portion of operating lease liabilities	14,781	12,580
Sales deposits	49,961	28,307
Security deposits	219,047	249,433
Maintenance reserves	1,345,435	1,375,096
Long-term borrowings, net of debt issuance costs (Note 10)	83,820	99,240
Long-term operating lease liabilities, less current portion	118,970	121,697
Deferred income taxes (Note 14)	2,357,262	2,356,443
Other liabilities (Note 11)	263,243	322,189

Total liabilities	$4,634,719	$4,818,043

Commitments and contingencies (Note 16)
Net parent investment	$32,766,458	$33,508,540
Accumulated other comprehensive loss	(79,522)	(76,024)

Total equity	$32,686,936	$33,432,516

Total liabilities and equity	$37,321,655	$38,250,559

Amounts may not add due to rounding.

See Notes to the Condensed Combined Carve-out Financial Statements.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-6

CONDENSED COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

Six Months Ended June 30 (In thousands)	2021	2020
Cash flows—operating activities
Net earnings (loss) from continuing operations	$89,771	$(266,566)

Earnings from discontinued operations	—	43,190

Adjustments to reconcile net earnings (loss) to cash provided by operating activities:
Depreciation on equipment leased to others, net	$929,303	$996,539
Impairments on equipment leased to others, net	66,750	363,050
Impairment on goodwill	—	155,771
(Gain) loss on equity securities	1,425	13,353
Earnings from associated companies	(20,176)	(32,676)
Current and deferred taxes	7,975	(71,253)
Accretion and amortization of intangible assets, net	13,234	31,382
Collections on finance leases	232,521	192,664
Gain on disposal of equipment leased to others, net	(45,597)	(137,427)
Provision for losses on financing receivables	(6,520)	36,081
Distributions from associated companies	—	18,650
All other operating activities	(24,011)	(62,465)
Changes in operating assets and liabilities:
Other assets and receivables	143,408	(330,444)
Maintenance reserves	(110,251)	(183,793)
Other liabilities	(75,957)	(93,833)

Cash from (used for) operating activities – continuing operations	$1,201,875	$629,032
Cash from (used for) operating activities – discontinued operations	—	(70,508)

Cash provided by (used for) operating activities	$1,201,875	$558,524

Cash flows—investing activities
Acquisition and improvement of equipment leased to others, net	$(998,758)	$(654,042)
Proceeds from sales of equipment	473,174	953,921
Proceeds from sales of financing receivables	92,348	31,936
Investment in finance leases and loans	(100,001)	(120,916)
Collections on loans	388,813	41,492
Investment in associated companies	(1,633)	5,570
All other investing activities	(303,608)	(874,184)

Cash from (used for) investing activities – continuing operations	$(449,666)	$(616,223)
Cash from (used for) investing activities – discontinued operations	—	92,912

Cash provided by (used for) investing activities	$(449,666)	$(523,311)

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-7

Cash flows—financing activities
Payments on borrowings	$(58,016)	$(61,842)
Payments on third-party non-recourse borrowings	(59,938)	(34,162)
Security deposits and maintenance reserve receipts	215,347	231,188
Security deposits and maintenance reserve disbursements	(95,535)	(111,815)
Net transfers (to) from Parent	(822,402)	(17,051)

Cash from (used for) financing activities – continuing operations	$(820,544)	$6,319
Cash from (used for) financing activities – discontinued operations	—	(67,773)

Cash provided by (used for) financing activities	$(820,544)	$(61,454)

Net increase (decrease) in cash and cash equivalents and restricted cash	$(68,335)	$(26,241)
Cash and cash equivalents, beginning of period	$96,156	$136,480
Restricted cash, beginning of period	$3,220	$2,494
Restricted cash, end of period	$3,135	$3,361
Cash and cash equivalents, end of period	$27,905	$109,372
Less cash, cash equivalents and restricted cash of discontinued operations at end of period	$—	$—

Cash, cash equivalents and restricted cash of continuing operations at end of period	$31,041	$112,733

Amounts may not add due to rounding.

See Notes to the Condensed Combined Carve-out Financial Statements.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-8

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

DESCRIPTION OF THE BUSINESS

GE Capital Aviation Services (the “Business”, “GECAS”, “Company”, “our” or “we”) is a carve-out business of General Electric Company (“GE” or “Parent”). The accompanying Condensed Combined Carve-out Financial Statements present, on a historical cost basis, the combined assets, liabilities, revenues and expenses related to GECAS, a business of GE. Historically, GECAS operated within the GE Capital segment as a business of the Parent, and GECAS’ results of operations have been reported in the Parent’s Consolidated Financial Statements.

GECAS is a world-leading aviation lessor and financier with over 50 years of experience. GECAS provides a wide range of assets including narrow- and wide-body aircraft, regional jets, turboprops, freighters, engines, helicopters and parts. GECAS offers a broad array of financing products and services on these assets including operating leases, sale-leasebacks, asset trading and servicing and aircraft parts management. GECAS serves approximately 200 customers in over 70 countries from a network of 15 offices around the world.

The Business comprises three reportable segments, which include Aircraft, Engines, and Helicopters. During 2019, the Lending business was substantially sold and its activities were classified as a discontinued operation. A remaining portion of the PK AirFinance (“PK”) business (approximately $60 million carrying value of loans) remained held for sale pending certain regulatory and other conditions and the transaction was completed in the first half of 2020. Loans which were identified as core to GECAS were retained within the GECAS business. See Note 17 – Segment Information and Note 3 – Discontinued Operations for further details.

BASIS OF PRESENTATION

These Condensed Combined Carve-out Financial Statements are prepared on a stand-alone basis derived from the Consolidated Financial Statements and accounting records of GE. These Condensed Combined Carve-out Financial Statements as of June 30, 2021 and December 31, 2020 and for each of the three and six month periods ended June 30, 2021 and 2020 are presented as Carve-out Financial Statements and reflect the combined statements of earnings, comprehensive income, changes in equity, financial position and cash flows of the Business, in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

Significant intercompany accounts and transactions within GECAS have been eliminated in the Condensed Combined Carve-out Financial Statements, while transactions with the Parent or other GE entities are disclosed as related party transactions. The net effect of the deemed settled related party transactions is reflected in the Condensed Combined Statements of Cash Flows as Net transfers (to) from Parent within Cash provided by (used for) financing activities and in the Condensed Combined Statements of Financial Position as Net parent investment.

The Condensed Combined Statements of Financial Position reflect, among other things, all of the assets that are specifically identifiable as being directly attributable to the Company, including Net parent investment as a component of equity. Net parent investment represents GE’s historical investment in the Company and includes accumulated net earnings attributable to GE, the net effect of transactions with GE and GE entities and cost allocations from GE that were not historically allocated to the Company.

The Combined Statements of Earnings include expense allocations for services and certain support functions (“GE Corporate Overhead”) that are provided on a centralized basis within GE such as legal, human resources, corporate audit, treasury and various other GE corporate functions that are routinely allocated to the Company and reflected in the Condensed Combined Statements of Earnings in Selling, general and administrative expenses.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-9

Where allocations of amounts were necessary, the Company believes the allocation of these amounts were determined on a reasonable basis related to the nature of the item (e.g., external revenue, operating expenses or headcount), reflecting all of the costs of the Company and consistently applied in the periods presented. These allocated amounts, however, are not necessarily indicative of the actual amounts that might have been incurred or realized had the Company operated as a separate stand-alone entity during the periods presented. Consequently, these Condensed Combined Carve-out Financial Statements do not necessarily represent the results the Company would have achieved if the Company had operated as a separate stand-alone entity from GE during the periods presented.

Current and deferred income taxes and related tax expenses have been determined based on the stand-alone results of the Company by applying Accounting Standards Codification (“ASC”) 740, Income Taxes (“ASC 740”), issued by the Financial Accounting Standards Board (“FASB”). While the Company is included in the consolidated U.S. federal income tax return and certain state and foreign income tax returns of GE, the income tax provision in the Combined Statements of Earnings has been calculated as if the Company filed a separate tax return.

The accompanying consolidated financial statements and notes are unaudited. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These consolidated financial statements should be read in conjunction with the financial statements and notes for the year ended December 31, 2020.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PREPARATION OF CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS

The accounting and financial reporting policies of GECAS conform to U.S. GAAP, and the preparation of the Condensed Combined Carve-out Financial Statements is in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates and assumptions. In particular, a number of estimates have been and will continue to be affected by the ongoing Coronavirus Disease 2019 (COVID-19) pandemic. The severity, magnitude and duration, as well as the economic consequences of the COVID-19 pandemic, are uncertain, rapidly changing and difficult to predict. As a result, our accounting estimates and assumptions may change over time in response to COVID-19. We believe that the estimates, assumptions and judgments involved in flight equipment residual value, equipment impairment, allowance for credit losses, fair value measurement, actuarial assumptions used to determine costs on employee benefit plans, goodwill, accounting for income taxes and collectability of operating lease receivables have the greatest potential impact on our Condensed Combined Carve-out Financial Statements.

The functional currency for domestic and substantially all foreign operations is the U.S. dollar. Foreign currency transaction gains and losses are not significant to the Company’s operations.

Unless otherwise indicated, information in these notes to Condensed Combined Carve-out Financial Statements relates to continuing operations. Certain of our operations have been presented as discontinued. We present businesses that represent components as discontinued operations when the components meet the criteria for held for sale, are sold, or spun-off and their disposal represents a strategic shift that has, or will have, a major effect on our operations and financial results.

Our significant accounting policies are described in the notes to our financial statements for the year ended December 31, 2020.

ACCOUNTING CHANGES

On January 1, 2021, we adopted ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The ASU removes certain exceptions from the guidance in ASC 740 related to intra-period tax allocations, interim calculations and the recognition of deferred tax liabilities for outside basis differences and clarifies and simplifies several other aspects of accounting for income taxes. Different transition methods apply to the various income tax simplifications. For the changes requiring a retrospective or modified retrospective transition, the adoption of the new standard did not have a material impact to our financial statements.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-10

NOTE 3. DISCONTINUED OPERATIONS

Discontinued operations relate to the sale of the substantial majority of our PK lending business. In August 2019, we announced that we entered into a definitive agreement for Apollo Global Management, LLC and Athene Holding Ltd. to purchase PK AirFinance. The sale was substantially completed in December 2019 for proceeds of $3.6 billion and we recorded a pre-tax gain of $86,849 thousand. Substantially all of the $3.6 billion of PK financing receivables that were held for sale in 2019 were sold in the transaction, at a premium to book value. A remaining portion of the PK business (approximately $60 million carrying value of loans) remained held for sale pending certain regulatory and other conditions and was completed in the first half of 2020 and we recorded a pre-tax gain of $57,113 thousand. Loans which were identified as core to GECAS were retained within the GECAS business.

Results of operations, financial position and cash flows for this business are separately reported as discontinued operations for all periods presented.

Financial Information for Discontinued Operations for: (In thousands)	Three Months Ended June 30		Six Months ended June 30
	2021	2020	2021	2020
Operating lease revenue, net	$—	$—	$—	$—
Finance lease and interest revenue, net	—	551	—	792
Other revenue	—	—	—	—
Depreciation on equipment leased to others	—	—	—	—
Impairments on equipment leased to others	—	—	—	—
Interest expense, net(1)	—	190	—	392
Operating lease expense	—	36	—	91
Selling, general and administrative expense	—	597	—	1,964
Other expense	—	—	—	—

Earnings from discontinued operations before income taxes	$—	$(272)	$—	$(1,656)
Provision for income taxes(2)	—	(1,815)	—	(1,489)

Earnings of discontinued operations, net of taxes	$—	$(2,087)	$—	$(3,144)

Gain on disposal before income taxes	—	57,113	—	57,113
Provision for income taxes(2)	—	(10,780)	—	(10,780)

Gain on disposal, net of taxes(2)	$—	$46,334	$—	$46,334

Earnings from discontinued operations, net of taxes	$—	$44,247	$—	$43,190

(1)

Direct operating expenses incurred by discontinued operations that may be reasonably segregated from costs of continuing operations are presented in discontinued operations. Interest expense related to GE debt that historically supported financing for the Lending segment has been allocated to discontinued operations.

(2)

GECAS’ total tax benefit (provision) for discontinued operations and disposals included current tax benefit (provision) of $0 and $(12,595) thousand, $0 and $(12,268) thousand for the three and six months ended June 30, 2021 and 2020, respectively, including current U.S. Federal tax benefit (provision) of $0 and $(3,646) thousand, $0 and $(3,756) thousand. There were no deferred tax benefits (provisions) for the three months and six months ended June 30, 2021 and 2020.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-11

NOTE 4. RELATED PARTY TRANSACTIONS

As discussed in Note 1 – Description of Business and Basis of Presentation, GE provides the Business with a number of services. Some of these services are provided directly by GE, and others are managed by GE through third-party service providers. The cost of certain of these services is either recognized through our allocated portion of GE’s Corporate Overhead or billed directly to the Business. The cost of other services is included within the service itself, and the incremental cost for GE to provide the service is not discernible (such as payroll processing services included within the cost of payroll). In addition, we and our affiliates obtain a variety of goods (such as supplies and equipment) and services under various master purchasing and service agreements to which GE (and not the Business) is a party. We are billed directly for goods and services we procure under these arrangements.

We receive an allocated share of GE Corporate Overhead for certain services that GE provides to the Business, but which are not specifically billed to the Business. Costs of $5,268 thousand and $10,602 thousand for the three and six months ended June 30, 2021, respectively, and costs of $5,449 thousand and $8,761 thousand for the three and six months ended June 30, 2020, respectively, were recorded in our Condensed Combined Statements of Earnings for our allocated share of GE Corporate Overhead. In addition to the assessment of GE Corporate Overhead charges, certain GE Corporate Overhead expenses such as training costs and common compensation costs related to employee laptops and office phones have historically been directly billed to GECAS and recorded in the GECAS general ledger.

These Condensed Combined Carve-out Financial Statements include additional related party transactions with GE and GE entities that include the following:

•

The Business had Operating lease revenue from GE of $30,559 thousand and $38,229 thousand for the three months ended June 30, 2021 and 2020. The Business had Operating lease revenue from GE of $63,031 thousand and $89,539 thousand for the six months ended June 30, 2021 and 2020. The majority of this revenue related to operating lease revenue for engines leased from the GECAS Engines segment to GE Aviation. Additionally, the Business purchased assets from related parties in the amount of $33,800 thousand and $0 for the three months ended June 30, 2021 and 2020, respectively. The business also purchased assets from related parties in the amount of $33,800 thousand and $173,751 thousand for the six months ended June 30, 2021 and 2020, respectively. The majority of these purchases were with GE Aviation and affiliates. The Company makes scheduled pre-delivery progress payments with respect to engines on forward orders. As of June 30, 2021 and December 31, 2020, we have made $152,852 thousand and $155,732 thousand of pre-delivery payments to GE Aviation, respectively.

•	Employees of the Business participate in pensions and benefit plans that are sponsored by GE. See Note 15 – Pension and Postretirement Benefit Plans.

•

GE grants stock options, restricted stock units and performance share units to its group employees, including those of GECAS. Stock-based compensation expense was $1,625 thousand and $3,154 thousand for the three and six months ended June 30, 2021, respectively. Stock-based compensation expense was $1,451 thousand and $2,640 thousand for the three and six months ended June 30, 2020, respectively.

•

Historically, we have had access to funding provided by GE Capital’s treasury function. Debt for which GECAS is not the legal obligor, nor subject to any conditions that could cause GECAS to become the obligor (such as joint and several or guarantor requirements) is excluded from the Condensed Combined Carve-out Financial Statements apart from allocated costs. Interest costs assessed to us from GE Capital’s centralized treasury function, which were determined on the basis of the allocated debt portion and computed leverage ratio for GECAS, are reflected in the Condensed Combined Statements of Earnings as Interest expense of $195,011 thousand and $398,421 thousand for the three and six months ended June 30, 2021, respectively, and as Interest expense of $225,050 thousand and $459,639 thousand for the three and six months ended June 30, 2020, respectively. Interest expense was allocated by GE in the amounts of $163 thousand and $365 thousand and included in discontinued operations for the three and six months ended June 30, 2020, respectively. The weighted average interest rate was 2.76% and 2.87% for the three and six months ended June 30, 2021, respectively. The weighted average interest rate was 3.30% and 3.36% for the three and six months ended June 30, 2020, respectively. Certain GECAS aircraft are also pledged as collateral for non-GECAS debt. The net book value of these aircraft pledged as collateral was $311,927 thousand and $735,187 thousand as of June 30, 2021 and December 31, 2020, respectively.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-12

•

The notional amount of a derivative is the number of units of the underlying (for example, the notional principal amount of the debt in an interest rate swap). The notional amount is used to compute interest or other payment streams to be made under the contract and is a measure of our level of activity. Notional amounts outstanding at the GE Capital treasury level on behalf of GECAS were approximately $324,242 thousand and $350,120 thousand as of June 30, 2021 and December 31, 2020, respectively. Gains and losses on derivative instruments were $199 thousand and $396 thousand for the three and six months ended June 30, 2021, respectively. Gains and losses on derivative instruments were $(10,449) thousand and $(29,867) thousand for the three and six months ended June 30, 2020, respectively. These gains (losses) are included in Other revenue in the Condensed Combined Statements of Earnings. The fair value of our derivative assets and derivative liabilities is disclosed in Note 12 – Fair Value Measurements.

•

GE does not specifically distinguish payments of intercompany payables and receivables, but rather considers all such amounts, including retained earnings, to be part of a capital pool that is reflected as Net parent investment in the Condensed Combined Carve-out Financial Statements. GE uses a centralized approach to cash management under which cash deposits are transferred to GE on a daily basis and are pooled with other GE entities. As a result, none of GE’s cash and cash equivalents have been allocated to the Condensed Combined Carve-out Financial Statements.

NOTE 5. FINANCING RECEIVABLES

The following table describes the components of Financing receivables, net of allowance for credit losses in our Condensed Combined Statements of Financial Position:

As of (In thousands)	June 30, 2021	December 31, 2020
Time sales and loans	$404,322	$941,704
Less: allowance for credit losses	(2,586)	(3,318)

Total time sales and loans, net of allowance for credit losses	$401,736	$938,386

Investment in finance leases	$1,723,350	$1,805,331
Less: allowance for credit losses	(24,137)	(33,910)

Total investment in finance leases, net of allowance for credit losses	$1,699,213	$1,771,422

Total financing receivables, net of allowance for credit losses	$2,100,949	$2,709,807

The Company’s financing receivables include both time sales and loans and finance leases. Loans represent transactions in a variety of forms, including revolving charges and credit facilities, as well as installment loans.

Investment in finance leases consists of direct financing leases, leveraged leases and sales-type leases of aircraft and other transportation equipment and represents net unpaid rentals and estimated unguaranteed residual values of leased equipment, less related deferred income. The Company has no general obligation for principal and interest on notes and other instruments representing third-party participation related to leveraged leases; such notes and other instruments have not been included in liabilities but have been offset against the related rentals receivable.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-13

The following table lists the components of finance leases, before the allowance for credit losses:

As of June 30 (In thousands)	2021
	Total finance leases	Direct financing leases	Leveraged leases	Sales-type leases
Total minimum lease payments receivable	$1,008,787	$358,592	$334,663	$315,532
Less: principal and interest on third-party non-recourse debt	(20,045)	—	(20,045)	—

Net rentals receivable	988,742	358,592	314,617	315,532
Estimated unguaranteed residual value of leased assets	1,077,690	268,035	455,313	354,342
Less: deferred income	(343,082)	(105,493)	(128,738)	(108,851)

Total investment in finance leases	$1,723,350	$521,134	$641,193	$561,023

As of December 31 (In thousands)	2020
	Total finance leases	Direct financing leases	Leveraged leases	Sales-type leases
Total minimum lease payments receivable	$1,202,166	$363,825	$547,831	$290,510
Less: principal and interest on third-party non-recourse debt	(82,810)	—	(82,810)	—

Net rentals receivable	1,119,356	363,825	465,021	290,510
Estimated unguaranteed residual value of leased assets	1,048,550	268,035	465,703	314,812
Less: deferred income	(362,574)	(110,189)	(153,377)	(99,008)

Total investment in finance leases	$1,805,332	$521,671	$777,347	$506,314

The Company’s share of net rentals receivable on leveraged leases is subordinate to the share of other participants who also have security interests in the leased equipment. For federal income tax purposes, the Company is entitled to deduct the interest expense accruing on non-recourse financing related to leveraged leases.

CREDIT QUALITY INDICATORS

The Company manages its financing receivables portfolio using delinquency and non-accrual data as key performance indicators. The categories used within this footnote such as non-accrual financing receivables are defined by the authoritative guidance found within ASC 326, Financial Instruments—Credit Losses, and we base our categorization on the related scope and definitions contained in the related standards. The categories of non-accrual and delinquent are used in our process for managing our financing receivables.

Substantially all of our financing receivables portfolio is secured lending and finance leasing and we assess the overall quality of the portfolio based on financing receivables by risk category as defined below. This metric incorporates both the borrower’s credit quality and any related collateral protection.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-14

FINANCING RECEIVABLES BY RISK CATEGORY

Our internal risk ratings process is an important source of information in determining our allowance for credit losses and represents a comprehensive approach to evaluating risk in our financing receivables portfolio. In deriving our internal risk ratings, we stratify our financing receivables portfolio into three categories: A, B and C. Our process starts by developing an internal risk rating for our borrowers, which is based upon our proprietary models using data derived from borrower financial statements, agency ratings, payment history information, equity prices and other commercial borrower characteristics. We then evaluate the potential risk of loss for the specific lending transaction in the event of borrower default, which takes into account such factors as applicable collateral value, historical loss and recovery rates for similar transactions and our collection capabilities. Our internal risk ratings process and the models we use are subject to regular monitoring and internal controls. The frequency of rating updates is set by our credit risk policy, which requires annual GECAS Risk Committee approval.

The table below presents financing receivables, gross of allowance for credit losses, grouped into three categories by similar characteristics. Category A is characterized by either high-credit-quality borrowers or transactions with significant collateral coverage that substantially reduces or eliminates the risk of loss in the event of borrower default. Category B is characterized by borrowers with weaker credit quality than those in Category A, or transactions with moderately strong collateral coverage that minimizes but may not fully mitigate the risk of loss in the event of default. Category C is characterized by borrowers with higher levels of default risk relative to our overall portfolio or transactions where collateral coverage may not fully mitigate a loss in the event of default.

As of (In thousands)	Category A	Category B	Category C	Total
June 30, 2021
Financing receivables	$1,937,225	$169,684	$20,763	$2,127,672

December 31, 2020
Financing receivables	$2,530,035	$158,000	$59,000	$2,747,035

DELINQUENT AND NON-ACCRUAL FINANCING RECEIVABLES

As of June 30, 2021 and December 31, 2020, there were $74,579 thousand and $366,859 thousand of non-accrual balances, respectively. Delinquent balances of 90 days or more are included in non-accrual balances; delinquent balances of 30 to 90 days are not considered non-accrual. The remaining non-accrual balance is made up of accounts that are considered doubtful or that have made current payments but have not yet shown a period of satisfactory payment performance. Delinquent balances were as follows:

As of (In thousands)	June 30, 2021	December 31, 2020
90 days or more	$31,236	$278,378
30 to 90 days	—	—

Total delinquent balances	$31,236	$278,378

ALLOWANCE FOR CREDIT LOSSES

The Company maintains an allowance for credit losses for estimated credit losses in its held for investment (“HFI”) finance leases and loans portfolio. The allowance is adjusted through provision for credit losses, which is charged against current period earnings, and reduced by any charge-offs for losses, net of recoveries.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-15

	Three months ended June 30		Six months ended June 30
For (In thousands)	2021	2020	2021	2020
Time sales and loans allowance for credit losses, beginning of period	$3,000	$3,356	$3,318	$1,966
Provision (reversal) for credit losses	(414)	1,168	(732)	2,557
Recovery for credit losses	—	—	—	—
Gross write offs	—	—	—	—

Time sales and loans allowance for credit losses, end of period	$2,586	$4,524	$2,586	$4,524

	Three months ended June 30		Six months ended June 30
For (In thousands)	2021	2020	2021	2020
Investment in finance leases allowance for credit losses, beginning of period	$25,589	$25,182	$33,910	$16,650
Provision (reversal) for credit losses	(1,452)	24,992	(5,788)	33,524
Gross write offs	—	(13,776)	(3,985)	(13,776)

Investment in finance leases allowance for credit losses, end of period	$24,137	$36,398	$24,137	$36,398

TROUBLED DEBT RESTRUCTURING

Loans whose terms are modified are classified as troubled debt restructurings (“TDR”) if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring may be modified by means of extending the maturity date of the loan, offering an interest rate on the loan that is not reflective of the market for the credit and/or collateral involved, covenant modifications, forbearances, a combination hereof or other concessions. However, the Company’s modifications generally involve restructuring loan payments and/or interest rates.

Interest income from loans accounted for as TDRs is accounted for in the same manner as other accruing loans. Management evaluates the allowance for credit losses with respect to TDRs under the same policy and guidelines as all other performing loans are evaluated.

The following table presents total TDRs based on accrual status as of June 30, 2021 and December 31, 2020. Non-accrual TDRs are included in the reported amount of total non-accrual financing receivables.

As of (In thousands)	June 30, 2021	December 31, 2020
Accrual status	$—	$—
Non-accrual status	—	134,088

Total TDR(1)	$—	$134,088

(1)	There were 0 and 4 delinquent TDRs as of June 30, 2021 and December 31, 2020, respectively.

There were no commitments to lend additional funds to debtors whose terms had been modified in TDRs as of June 30, 2021 and December 31, 2020, respectively.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-16

NOTE 6. OTHER ASSETS AND RECEIVABLES

Other assets and receivables, net as of June 30, 2021 and December 31, 2020 consisted of the following:

As of (In thousands)	June 30, 2021	December 31, 2020
Other receivables, net	$38,930	$138,453
Original equipment manufacturers receivables, net	856,682	561,975
Operating lease indirect prepaid costs	53,844	66,295
Inventory	91,778	108,381
Equity investments	10,278	11,703
Advances to suppliers – buyer furnished equipment	42,823	45,605
Flight equipment construction in progress	12,623	15,636
Other assets	89,556	107,317

Total other assets and receivables, net	$1,196,514	$1,055,365

Based on the resulting pressure on our airline customers, we continue to work with customers on restructuring requests as they arise. As a result of these requests, we have executed agreements with customers to reschedule certain lease payments. As of June 30, 2021 and December 31, 2020, we had contractually deferred balances of $348,271 thousand and $368,076 thousand, respectively. We expect to continue to receive requests for rent deferrals and/or lease restructures from our global airline customers as a result of COVID-19 and related market impacts. An extended disruption of regional or international travel could result in an increase in these types of requests in future periods, which could result in an increase to the trade receivable balance. As we evaluate future lease restructures, there is a risk of lease modifications that could have a material adverse effect on operations, financial position and cash flows.

NOTE 7. EQUIPMENT LEASED TO OTHERS

Equipment leased to others, net, as of June 30, 2021 and December 31, 2020 consisted of the following:

As of (In thousands)	June 30, 2021	December 31, 2020
Equipment leased to others	$44,202,796	$45,079,249
Less: accumulated depreciation	(15,427,460)	(15,884,476)

Equipment leased to others, net	$28,775,335	$29,194,772

As of June 30, 2021, the Company had 34 aircraft and engines with a carrying value of $641,558 thousand which met the criteria of ASC 360 to be classified as held for sale (“HFS”). As of December 31, 2020, the Company had 24 aircraft and engines with a carrying value of $374,233 thousand which met the criteria of ASC 360 to be classified as HFS. The equipment leased to others HFS carrying value balances are included in Assets held for sale in the Condensed Combined Statements of Financial Position, along with the financing receivables HFS carrying value balances. See Note 5 – Financing Receivables.

An impairment charge was recorded for the three and six months ended June 30, 2021 of $45,747 thousand and $66,750 thousand, respectively, which includes impairment related to 7 aircraft and 5 engines for the three months ended June 30, 2021 and 12 aircraft and 7 engines for the six months ended June 30, 2021. An impairment charge was recorded for the three and six months ended June 30, 2020 of $318,501 thousand and $363,050 thousand, respectively, which includes impairment related to 24 aircraft for the three months ended June 30, 2020 and 33 aircraft and 2 engines for the six months ended June 30, 2020.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-17

NOTE 8. INTANGIBLE ASSETS

INTANGIBLE ASSETS

Intangible assets and accumulated amortization as of June 30, 2021 and December 31, 2020 consisted of the following:

		2021
As of June 30 (In thousands)	Useful life (in years)	Gross carrying amount	Accumulated amortization	Net
Lease premium assets, net	Over lease term	$69,021	$(66,365)	$2,656
Trademarks	15	24,000	(10,267)	13,733
Customer lists	7	97,400	(89,283)	8,117
Maintenance rights	Over lease term	135,577	(69,743)	65,833

Total intangible assets		$325,998	$(235,659)	$90,339

		2020
As of December 31 (In thousands)	Useful life (in years)	Gross carrying amount	Accumulated amortization	Net
Lease premium assets, net	Over lease term	$67,429	$(65,314)	$2,115
Trademarks	15	24,000	(9,467)	14,533
Customer lists	7	97,400	(82,326)	15,074
Maintenance rights	Over lease term	146,110	(74,259)	71,851

Total intangible assets		$334,939	$(231,366)	$103,573

Amortization expense related to intangible assets subject to amortization was $7,063 thousand and $13,234 thousand for the three and six months ended June 30, 2021 respectively. Amortization expense related to intangible assets subject to amortization was $9,162 thousand and $31,382 thousand for the three and six months ended June 30, 2020, respectively.

NOTE 9. ASSOCIATED COMPANIES

Associated companies are unconsolidated entities in which we do not have a controlling financial interest, but over which we have significant influence. Associated companies are accounted for as equity method investments. Investments in, and advances to, associated companies are recorded in Associated companies in the Combined Statements of Financial Position. Our equity in earnings of associated companies is recorded in Share of earnings from associated companies in the Combined Statements of Earnings.

The Company has 50% of the tracking stock of Engine Investments Holding Company (“EIH”). Although the Company’s investment in EIH tracking stock does not provide any voting rights, the Company exercises significant influence through its board representation, managerial support and technological dependence. In addition, the Company has a 30% investment in Global Infrastructure Management LLC (“GIP”). The Company also has investments ranging from 6% to 50% in certain funds of Mubadala Infrastructure Investments Limited (“MIP”); these investments include seats on the funds’ investment committees. The Company also has 9.5% of the share capital of Einn Volant Aircraft Leasing Holdings Ltd. (“EV”) and has significant influence over EV through its board representation. Additionally, the Company has 9.9% of the share capital of Gilead Aviation Designated Activity Company (“Gilead”).

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-18

Summarized Financials for Significant Associated Companies:

Our investment in and advances to associated companies are presented on a one-line basis in Associated companies in our Combined Statements of Financial Position.

Aggregate summarized financial information of associated companies is as follows:

As of (In thousands)	June 30, 2021	December 31, 2020
Total assets	$3,729,765	$3,794,545
Total liabilities	$2,104,179	$1,984,156

	Three months ended June 30		Six months ended June 30
For the (In thousands)	2021	2020	2021	2020
Total revenues	$109,304	$105,699	$216,347	$253,886
Total earnings	$23,054	$(7,265)	$63,137	$45,680
Total earnings attributable to the entity(a)	$11,656	$(1,707)	$19,351	$19,323

(a)	We account for our interest in EV, GIP and MIP on a quarterly lag basis. We account for our interest in EIH and Gilead with no lag.

NOTE 10. BORROWINGS

Our third-party debt was comprised of the following as of June 30, 2021:

As of (In thousands)	June 30, 2021	Weighted average interest rate	December 31, 2020	Weighted average interest rate
ECA	$3,324	3.93%	$15,305	4.49%
EX-IM	105,221	2.19%	149,301	2.49%

Total borrowings	$108,546		$164,606

Total short-term borrowings	$24,726		$65,366

Total long-term borrowings	$83,820		$99,240

Total borrowings above are disclosed net of debt issuance costs, as the costs we incur for issuing debt are capitalized as an adjustment to the carrying amount of the related debt. Debt issuance costs for borrowings were $3,432 thousand and $5,388 thousand as of June 30, 2021 and December 31, 2020, respectively.

Export Credit Agency (“ECA”) financing

In the six months ended June 30, 2021 and 2020, the Business did not prepay any ECA financing.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-19

Export-Import (“EX-IM”) financing

In the six months ended June 30, 2021, the Business prepaid $17,812 thousand of EX-IM financing. As a result of this prepayment, we recognized a loss of $226 thousand. In the six months ended June 30, 2020, the Business did not prepay any EX-IM financing.

As of June 30, 2021, the Company believes it is compliant in all material respects with the covenants in its debt agreements, including its financial covenants concerning default, insurance and other triggering events.

SECURED BORROWINGS

As part of our funding strategy, we pledge assets in connection with secured financing transactions. These structured financing transactions do not meet accounting requirements for sale treatment and are recorded as secured borrowings, with the assets remaining on-balance sheet pursuant to U.S. GAAP. The debt associated with these transactions is collateralized principally by aircraft equipment. Our secured financing transactions primarily include guarantor programs with ECA and EX-IM. Our ECA program is in connection with 2 aircraft purchases, while the EX-IM program is in connection with 9 aircraft purchases.

The Company’s secured obligations as of June 30, 2021 and December 31, 2020 are summarized below:

As of (In thousands)	June 30, 2021	December 31, 2020
Secured borrowings	$111,943	$170,001
Pledged assets	$311,927	$735,187

NOTE 11. OTHER LIABILITIES

Other liabilities as of June 30, 2021 and December 31, 2020 consisted of the following:

As of (In thousands)	June 30 2021	December 31, 2020
Taxes payable	$3,204	$5,885
Defined benefit obligation	82,994	82,609
Equipment modification costs	60,848	61,983
Accrued interest	5,896	58,971
Derivative liabilities	2,643	5,101
Accrued payroll and other employee costs	21,011	27,979
Other liabilities	86,646	79,661

Total other liabilities	$263,243	$322,189

NOTE 12. FAIR VALUE MEASUREMENTS

GECAS measures the fair value of its financial assets and liabilities and certain non-financial assets in accordance with ASC 820, Fair Value Measurements, which defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The Company categorizes its financial instruments, based on the priority of inputs to the valuation techniques, according to the following three tier fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-20

Level 3 – Significant inputs to the valuation model are unobservable.

When there is no observable comparable data, inputs used to determine value are derived through extrapolation and interpolation and other Company specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use.

The Company monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in the observability of key inputs to a fair value measurement may result in a transfer of assets or liabilities between Level 1, 2 and 3. The Company’s policy is to recognize transfers in and transfers out as of the end of the reporting period. As of June 30, 2021 and December 31, 2020, there were no transfers into or out of Level 1, 2 or 3.

RECURRING FAIR VALUE MEASUREMENTS

The following table shows our assets and liabilities measured at fair value on a recurring basis:

(In thousands)	Total	Level 1	Level 2	Level 3
As of June 30, 2021
Derivative assets	$952	$—	$952	$—
Derivative liabilities	$6,159	$—	$6,159	$—

As of December 31, 2020
Derivative assets	$3,270	$—	$3,270	$—
Derivative liabilities	$5,101	$—	$5,101	$—

The Company’s financial derivatives largely consist of interest rate swaps and cross currency swaps, certain of which qualify as cash flow hedges under ASC 815. These are valued using models that incorporate inputs, such as interest rate curves and volatility. Readily observable market inputs to models can be validated to external sources, including industry pricing services, or corroborated through recent trades, yield curves or other market-related data. As such, these derivative instruments are valued using a Level 2 methodology. In addition, these derivative values incorporate an assessment of the risk of counterparty non-performance, measured based on the Company’s evaluation of credit risk.

NON-RECURRING FAIR VALUE MEASUREMENTS

The following table includes the non-recurring fair value measurements classified as Level 2 and Level 3 for Equipment leased to others, net, including Assets held for sale:

	June 30, 2021		December 31, 2020
As of (In thousands)	Level 2	Level 3	Level 2	Level 3
Equipment leased to others, net	$92,875	$20,321	$43,515	$501,897

The following table represents the fair value adjustments to assets measured at fair value on a non-recurring basis and still held at June 30 of each of the two years presented:

	Three months ended June 30		Six months ended June 30
(In thousands)	2021	2020	2021	2020
Equipment leased to others, net	$27,184	$294,422	$35,471	$344,245

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-21

The following table presents the valuation technique and related unobservable inputs for the Level 3 non-recurring fair value measurements:

As of (In thousands)	Fair value	Valuation technique(a)	Unobservable inputs	Range (weighted-average)
June 30, 2021
Equipment leased to others, net	$20,321	Income approach	Discount rate	3.4% - 16.6% (7.1%)

December 31, 2020
Equipment leased to others, net	$501,897	Income approach	Discount rate	3.4% - 16.6% (7.1%)

(a)	For purposes of the income approach, fair value was based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate.

Equipment leased to others

We use the income approach to measure the fair value of the majority of our equipment. Key inputs to the estimated future cash flows for flight equipment include current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use, and a contractual or estimated disposition value. Management develops the assumptions used in the fair value measurements. Therefore, these fair value measurements of equipment leased to others are classified as Level 3 valuations. The remaining portion of the equipment leased to others is valued using third-party valuation and current market value. These are classified as Level 2 valuations.

NOTE 13. FINANCIAL INSTRUMENTS

The following table provides information about carrying values and estimated fair values of financial instruments. The table excludes finance leases and certain other assets and liabilities, which are not required for disclosure.

	Carrying value	Estimated fair value
(In thousands)		Level 1	Level 2	Level 3	Total
As of June 30, 2021
Assets
Cash and cash equivalents	$27,905	$27,905	$—	$—	$27,905
Time sales and loans	$404,322	$—	$—	$372,892	$372,892
Liabilities
Borrowings (1)	$111,978	$—	$115,418	$—	$115,418

As of December 31, 2020
Assets
Cash and cash equivalents	$96,156	$96,156	$—	$—	$96,156
Time sales and loans	$941,704	$—	$—	$845,335	$845,335
Liabilities
Borrowings (1)	$164,606	$—	$170,250	$—	$170,250

(1)	Total borrowings are disclosed gross of debt issuance costs.

Cash and cash equivalents – The carrying values of cash and cash equivalents are at face value. Accordingly, cash and cash equivalents approximate estimated fair value and are classified as Level 1.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-22

Times sales and loans – As there is no liquid secondary market for the loans in GECAS’ portfolio, the fair value is estimated based on discounted cash flow analyses which use Level 3 inputs at both June 30, 2021 and December 31, 2020. In addition to the characteristics of the underlying contracts, key inputs to the analysis include interest rates, prepayment rates and credit spreads. For the loans, the market-based credit spread inputs are derived from instruments with comparable credit risk characteristics obtained from independent third-party vendors. As these Level 3 unobservable inputs are specific to individual loans, management does not believe the sensitivity analysis of individual inputs is meaningful, but rather that sensitivity is more meaningfully assessed through the evaluation of aggregate carrying values of the loan. The fair value of loans as of June 30, 2021 was 92% of carrying value. The fair value of loans as of December 31, 2020 was 90% of carrying value.

Borrowings – The fair value of our borrowings is based on valuation methodologies using current market interest rate data that are comparable to market quotes adjusted for our non-performance risk or quoted market prices and recent transactions, if available.

NOTE 14. INCOME TAXES

Our effective tax rate was 27.2% and 23.7% for the three and six months ended June 30, 2021, respectively, and (12.7%) and (8.6%) for the three and six months ended June 30, 2020, respectively. The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions as well as the amount of permanent tax differences relative to pre-tax income. Our effective tax rate in any period can be impacted by revisions to the estimated full year rate.

The Business is under continuous examination by the Internal Revenue Service (IRS), various U.S. state taxing authorities, and non-U.S. taxing authorities as part of the audit of GE’s tax returns. In December 2020, the IRS completed the audit of the consolidated U.S. income tax returns for 2014-2015. There was no material impact to the financial statements. We believe that there are no jurisdictions in which the outcome of unresolved issues or claims is likely to be material to the results of operations, financial position or cash flows. We further believe that we have made adequate provisions for all income tax uncertainties.

NOTE 15. PENSION AND POSTRETIREMENT BENEFIT PLANS

Certain employees are covered under GE’s retirement plans (e.g. pension, retiree health and life insurance). The Business is allocated relevant participation costs for these GE retirement benefit plans by GE. As such, we have not recorded any liability associated with our participation in these plans in our Combined Statements of Financial Position as of June 30, 2021 and December 31, 2020.

Expenses associated with our employees’ participation in the US GE pension retirement plans were $189 thousand and $441 thousand for the three and six months ended June 30, 2021, respectively. The expense is made up entirely of service-related costs for the three and six months ended June 30, 2021 and was recorded in Selling, general and administrative expense in the Combined Statements of Earnings. There was no non-service related cost for the three and six months ended June 30, 2021. Expenses associated with our employees’ participation in the US GE pension retirement plans were $349 thousand and $1,516 thousand for the three and six months ended June 30, 2020, respectively. The expense is made up entirely of service-related costs for the three and six months ended June 30, 2020 and was recorded in Selling, general and administrative expense in the Combined Statements of Earnings. There was no non-service related cost for the three and six months ended June 30, 2020.

In addition to the GE employee benefit plans, certain of our employees are covered by a defined benefit plan sponsored by GECAS. The Business uses a December 31 measurement date for this plan. The Business also operates defined contribution pension plans for the employees who do not fall under the defined benefit plan. All defined contribution plans, individually and on an aggregate basis, do not have a material impact on our Combined Statements of Financial Position or Combined Statements of Earnings. We recognize an expense for contributions to the defined contribution plans in Selling, general and administrative expense in the Combined Statements of Earnings in the period the contributions are made.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-23

COST OF PENSION PLANS

	Three months ended June 30		Six months ended June 30
(In thousands)	2021	2020	2021	2020
Service cost for benefits earned	$2,174	$2,006	$3,915	$3,613
Prior service credit amortization	53	53	96	96
Expected return on plan assets	(1,098)	(1,080)	(1,977)	(1,946)
Interest cost on benefit obligations	506	791	911	1,425
Net actuarial loss amortization	720	677	1,297	1,220
Settlement cost	424	3,375	763	6,078
Curtailment loss	9	7	16	12

Pension plans cost	$2,787	$5,829	$5,020	$10,498

The components of net periodic benefit costs other than the service cost component are included within Other expense in the Combined Statements of Earnings.

NOTE 16. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

In the ordinary course of business, the Company enters into purchase commitments for goods and services.

As of June 30, 2021, the Company has placed multiple-year orders for various Boeing, Airbus and other aircraft and engine manufacturers, and has commitments to purchase 297 new aircraft and engines totaling to $26,311,578 thousand scheduled for delivery through 2027, as well as secondary orders to purchase 27 used aircrafts totaling $1,270,300 thousand from various airlines.

When we purchase aircraft, it is at a contractual price, which is usually less than the aircraft manufacturer’s list price and reduced for any pre-delivery payments made in advance. Pre-delivery payments are staged partial payments of the aircraft contractual price made by us to the manufacturer pursuant to an aircraft purchase agreement, usually 18-24 months in advance of the delivery of the aircraft. As of June 30, 2021 and December 31, 2020, we have made $2,632,906 thousand and $2,871,144 thousand of pre-delivery payments to aircraft manufacturers, respectively.

CONTINGENCIES

The Company is involved, and from time to time in the future may be involved, in a number of pending and threatened judicial, regulatory and arbitration proceedings relating to matters that arise in connection with the conduct of its business (collectively “Litigation”).

In accordance with applicable accounting guidance, the Company establishes reserves for Litigation when those matters present loss contingencies as to which it is both probable that a loss will occur and the amount of such loss can be reasonably estimated.

Based on currently available information, the Company believes that the results of Litigation that are currently pending, taken together, do not have a material adverse effect on the Company’s financial condition, and are not material to the Company’s operating results or cash flows for any particular period.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-24

NOTE 17. SEGMENT INFORMATION

BASIS OF PRESENTATION

Our reportable segments are organized based on the nature of markets and customers. The following are the three reportable segments, which reflect the way performance is assessed and resources are allocated.

Business Segment	Description
Aircraft	Leasing of commercial fixed-wing aircraft and sale of used aircraft parts
Engines	Leasing of commercial aircraft engines
Helicopters	Leasing of helicopters

Certain information concerning our segments for the three and six months ended June 31, 2021 and 2020 is presented in the following tables. Consistent accounting policies have been applied by all segments within the Business, across all reporting periods.

SEGMENT REVENUES

Refer to the table below for total revenues by segment and for total intersegment revenues by segment for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30		Six months ended June 30
For the (In thousands)	2021	2020	2021	2020
Aircraft	$699,515	$756,079	$1,378,360	$1,593,602
Engines	68,764	73,371	146,925	179,493
Helicopters	94,175	99,903	192,646	201,309

Total revenues	$862,455	$929,353	$1,717,931	$1,974,403

	Three months ended June 30		Six months ended June 30
For the (In thousands)	2021	2020	2021	2020
Aircraft	$—	$—	$—	$6,563
Engines	13,324	—	13,324	—
Eliminations	(13,324)	—	(13,324)	(6,563)

Total intersegment revenues	$—	$—	$—	$—

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-25

OTHER SEGMENT INFORMATION

GECAS uses earnings before income taxes to manage the Business and allocate resources. Costs for GE Corporate Overhead functions are first attributed to the segments to the extent directly determinable before being subject to various allocation methodologies. Refer to the table below for earnings before income taxes for the three and six months ended June 31, 2021 and 2020:

	Three months ended June 30		Six months ended June 30
For the (In thousands)	2021	2020	2021	2020
Aircraft	$46,715	$(392,042)	$79,441	$(283,415)
Engines	(6,822)	760	(2,900)	27,556
Helicopters	8,889	(20,345)	21,734	(8,864)

Earnings (loss) from continuing operations	$48,782	$(411,628)	$98,275	$(264,723)

Earnings from discontinued operations	$—	$54,074	$—	$55,458

Earnings (loss) before income taxes	$48,782	$(357,553)	$98,275	$(209,265)

The Business does not identify total assets by segment for internal purposes as the Business’ chief operating decision maker does not assess performance, make strategic decisions, or allocate resources based on assets.

Refer to the table below for the Depreciation on equipment leased to others by segment for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30		Six months ended June 30
For the (In thousands)	2021	2020	2021	2020
Aircraft	$369,648	$426,325	$746,180	$827,946
Engines	41,142	37,596	82,131	73,676
Helicopters	50,649	47,689	100,992	94,917

Total depreciation on equipment leased to others	$461,439	$511,610	$929,303	$996,539

Refer to the table below for the Interest expense by segment for the six months ended June 30, 2021 and 2020:

	Three months ended June 30		Six months ended June 30
For the (In thousands)	2021	2020	2021	2020
Aircraft	$152,343	$182,753	$321,312	$364,421
Engines	21,151	22,292	42,785	45,274
Helicopters	21,726	25,553	44,398	53,877

Total interest expense	$195,220	$230,598	$408,495	$463,572

NOTE 18. SUBSEQUENT EVENTS

No subsequent events have occurred as of July 22, 2021 that require recognition or disclosure.

GECAS CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-26